UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Papa Murphy’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

698814100

(CUSIP Number)

Misada Capital Flagship Fund LP

200 S. Dwight Place

Englewood, NJ 07631

(201) 564-1187

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698814100

1	NAME OF REPORTING PERSON

Misada Capital Flagship Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 698814100

1	NAME OF REPORTING PERSON

Misada Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 698814100

1	NAME OF REPORTING PERSON

Noah A. Elbogen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,175*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,175*
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,572,408*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 3,000 shares of restricted stock granted as part of Mr. Elbogen’s compensation as a non-employee director on the Issuer’s Board of Directors, which vest on July 3, 2019, pursuant to the Issuer’s 2014 Equity Incentive Plan.

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CUSIP No. 698814100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Misada Capital Flagship Fund and Misada Capital Holdings LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,559,233 Shares directly owned by Misada Capital Flagship Fund and Misada Capital Holdings LLC is approximately $7,926,987, including brokerage commissions. Mr. Elbogen directly owns 13,175 Shares, (i) 7,175 Shares of which were purchased with personal funds, the aggregate purchase price of which was approximately $31,721, including brokerage commissions, (ii) 3,000 Shares of which were granted as restricted stock units and have vested pursuant to the Issuer’s 2014 Equity Incentive Plan (the “Plan”) as part of Mr. Elbogen’s compensation in connection with his Board service and (iii) 3,000 Shares of which are represented by restricted stock units, granted pursuant to the Plan as part of his compensation in connection with his Board service, which vest on July 3, 2019.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 10, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTY Franchising USA, Inc., a Delaware corporation (“Parent”), and MTY Columbia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Issuer by Parent in an all-cash transaction. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all the issued and outstanding Shares of the Issuer, on the terms and subject to the conditions set forth in the Merger Agreement at a price per Share of $6.45 in cash (the “Offer Price”), without interest, and subject to any required withhold taxes (the “Transaction”). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, following the close of the Transaction, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”).

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of April 10, 2019 (the “Support Agreement”), with the Reporting Persons and certain stockholders of the Issuer, as well as each of the Issuer’s directors and executive officers (each, a “Supporting Stockholder”). Pursuant to the Support Agreement, the Reporting Persons and Supporting Stockholders agreed to tender the Shares held by them in the Offer and to otherwise support the transactions contemplated by the Merger Agreement. The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 Shares, which represent approximately 52% of the outstanding Shares as of April 10, 2019. The Support Agreement terminates upon the occurrence of certain circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing descriptions of each of the Merger Agreement and the transactions contemplated thereby and the Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each of the Merger Agreement and the Support Agreement, which are included as Exhibits 2.1 and 99.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 11, 2019, and are incorporated herein by reference.

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CUSIP No. 698814100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 17,027,528 Shares outstanding, which is the total number of Shares outstanding as of March 1, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2019.

A.	Misada Capital Flagship Fund
(a)	As of the close of business on April 12, 2019, Misada Capital Flagship Fund directly owned 1,559,233 Shares.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,233

(c)	Misada Capital Flagship Fund has not entered into any transactions in the Shares during the past sixty days.
B.	Misada Capital Holdings LLC
(a)	Misada Capital Holdings LLC, as the general partner of Misada Capital Flagship Fund, may be deemed the beneficial owner of the 1,559,233 Shares owned by Misada Capital Flagship Fund.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,233

(c)	Misada Capital Holdings LLC has not entered into any transactions in the Shares during the past sixty days.
C.	Noah A. Elbogen
(a)	As of the close of business on April 12, 2019, Mr. Noah A. Elbogen directly owned 13,175 Shares. Mr. Elbogen, as managing member of Misada Capital Holdings LLC, may be deemed the beneficial owner of the 1,559,233 Shares owned directly by Misada Capital Flagship Fund and of the same 1,559,233 Shares owned indirectly by Misada Capital Holdings LLC.

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CUSIP No. 698814100

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 13,175
2. Shared power to vote or direct vote: 1,559,233
3. Sole power to dispose or direct the disposition: 13,175
4. Shared power to dispose or direct the disposition: 1,559,233

(c)	Mr. Elbogen has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 10, 2019, Misada, Parent and Merger Sub, among other persons, entered into the Support Agreement as defined and described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Tender and Support Agreement, dated as of April 10, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2019).

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CUSIP No. 698814100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019

Misada Capital Flagship Fund LP

By:	Misada Capital Holdings LLC

By:	/s/ Noah A. Elbogen
	Name:	Noah A. Elbogen
	Title:	Managing Partner

Misada Capital Holdings LLC

By:	Noah A. Elbogen

By:	/s/ Noah A. Elbogen
	Name:	Noah A. Elbogen
	Title:	Managing Member

/s/ Noah A. Elbogen
NOAH A. ELBOGEN

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